maxis.

04045089

(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

20 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL RECEIVED PROCESSING SEP 24 2004 WASH. DC SECTION

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 August 2004 to 15 September 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 August 2004 to 15 September 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

dlw 9/27

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 August 2004 24 August 2004 26 August 2004 01 September 2004 07 September 2004 10 September 2004 15 September 2004	BMSB Listing Requirements	A
2. Change in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	08 September 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) Hj. Affendi Bin Tun Haji Mohd Fuad Stephens	23 August 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. General Announcement	25 August 2004 08 September 2004	BMSB Listing Requirements	D

maxis

	NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
6.	Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965 a) The Capital Group Companies, Inc.	17 August 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	E
7.	Notice of Book Closure	25 August 2004 01 September 2004	BMSB Listing Requirements	F
8.	Financial Results - Second Quarter Results for the Financial Period ending 31 December 2004	25 August 2004	BMSB Listing Requirements	G

APPENDIX A

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 26514 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 1,571,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 23 August 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26574 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 398,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 26 August 2004.

082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26632 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/08/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 382,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 30 August 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26738 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 215,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 3 September 2004.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26812 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 163,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 September 2004.

082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 26878 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **10/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 83,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 14 September 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 26942 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **15/09/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 305,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 17 September 2004.

APPENDIX B

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965 082-34780
Reference No **MC-040908-44209**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/09/2004**

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**YAM Dato' Seri Syed Anwar Jamalullail (please also see remarks)**
Address	:	**Lot 75, Sri Cemerlang, Jalan 16/9, 46350 Petaling Jaya, Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	30/08/2004	1,000	8.550
Disposed	02/09/2004	50,000	8.500

Circumstances by reason of which change has occurred	:	**Disposal of shares**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**109,000**
Direct (%)	:	**0.0044**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**08/09/2004**
Remarks	:	

YAM Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040820-57423**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/08/2004**

Particulars of substantial Securities Holder

Name	:	**Hj. Affendi Bin Tun Haji Mohd Fuad Stephens ("AF")**
Address	:	**2A, Jalan 4L, Ampang Jaya, 68000 Selangor Darul Ehsan.**
NRIC/Passport No/Company No.	:	**590103-12-6013**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
**Kenanga Nominees (Tempatan) Sdn Bhd
8th Floor Kenanga International
Jalan Sultan Ismail
50250 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	23/07/2004	19,000	4.360
Disposed	11/08/2004	5,000	8.600
Disposed	12/08/2004	8,000	8.656
Disposed	13/08/2004	6,000	8.600

Circumstances by reason of which change has occurred : **Change in particulars of AF's direct equity interest in Maxis arising from :-**

a) the allotment of 19,000 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") as set out above pursuant to the exercise of his options under the Maxis Employee Share Option Scheme; and

b) the disposal of 19,000 Maxis Shares as set out above.

There is no change to the number of shares over which the deemed interest is held.

AF is deemed to have an interest in 329,775,665 Maxis Shares of Maxis in which Harapan Nusantara Sdn. Bhd. ("HNSB") has an interest, by virtue of his interest in HNSB.

HNSB wholly-owns :-

(i) Angsana Kukuh Sdn. Bhd., Indomurni Sdn. Bhd. and Badai Maju Sdn. Bhd. which in turn have a deemed equity interest in Mujur Anggun Sdn. Bhd. ("MASB"). MASB in turn has a deemed interest in Cabaran Mujur Sdn. Bhd. ("CMSB");

(ii) Bagan Budiman Sdn. Bhd., the intermediate holding company of Anak Samudra Sdn. Bhd. ("ASSB") and Dumai Maju Sdn. Bhd. ("DMSB");

(iii) Nusantara Saga Sdn. Bhd., the immediate holding company of Nusantara Makmur Sdn Bhd ("NMSB");

(iv) Nusantara Tegas Sdn. Bhd., the immediate holding company of Usaha Kenanga Sdn. Bhd. ("UKSB") which in turn has a deemed interest in Citra Cekal Sdn. Bhd. ("CCSB"). CCSB in turn has a deemed interest in Tegas Sari Sdn. Bhd. ("TSSB").

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively, HNSB Subsidiaries) collectively have 13.41% direct equity interest

in the shares of Maxis.

MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB hold their interests in Maxis as trustees under discretionary trusts for Bumiputra objects.

However, AF does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

Nature of interest	:	Direct
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	329,775,665
Date of notice	:	16/08/2004

Remarks

Notification was received by the Company on 20 August 2004.

The Registered holders of the remaining Maxis shares over which AF has a deemed interest are set out below :

Nusantara Makmur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 74,514,359 ordinary shares of RM0.10 each in Maxis

Anak Samudra Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Dumai Maju Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 43,689,359 ordinary shares of RM0.10 each in Maxis

Usaha Kenanga Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 20,853,534 ordinary shares of RM0.10 each in Maxis

Tegas Sari Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 35,148,789 ordinary shares of RM0.10 each in Maxis

Mujur Anggun Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 50,214,543 ordinary shares of RM0.10 each in Maxis

Cabaran Mujur Sdn. Bhd.
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur
In respect of 61,665,722 ordinary shares of RM0.10 each in Maxis

APPENDIX D

General Announcement
Reference No **MC-040825-C07CD**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/08/2004**

Type	: **Announcement**
Subject	: **Maxis Communications Berhad ("Maxis" or "the Company") : Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad ("Maxis") ("Option")**

Contents :

The Board of Directors of Maxis wishes to announce that further to its announcements dated 28 May 2004 and 26 July 2004 in respect of the above matter, MBNS Multimedia Technologies Sdn Bhd ("MMT"), a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS plc has on 19 August 2004 completed the exercise of the Option with the payment of subscription monies totalling of RM833,334.00 to AWT for the issuance and allotment of 833,334 ordinary shares of RM1.00 each representing 25% of the enlarged issued and paid-up share capital of AWT.

Maxis, AWT and MMT have on 23 August 2004 finalised and agreed to the terms of the shareholders' agreement which was subsequently entered into on 25 August 2004. The shareholders' agreement is to give effect to the parties' intentions and to regulate their relationship as shareholders of AWT and the conduct of business and affairs of AWT and its wholly-owned subsidiary, UMTS (Malaysia) Sdn Bhd ("Shareholders' Agreement").

This announcement is dated 25 August 2004.

General Announcement 082-34780
Reference No **MC-040908-43838**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/09/2004**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA MALAYSIA") (the "LR") OF DEALINGS DURING OPEN PERIOD**

Contents :

Maxis Communications Berhad ("Maxis" or the "Company") having received a notification on 8 September 2004 pursuant to Paragraph 14.09(a) of the LR, from Y.A.M. Dato' Seri Syed Anwar Jamalullail*, an Independent Non-Executive Director of the Company, do hereby notify Bursa Malaysia of his dealing in the securities of the Company as set out below:-

i) Disposal of 1,000 ordinary shares of RM0.10 each, representing 0.00004% of the issued share capital of Maxis at RM8.55 each on 30 August 2004.

i) Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM8.50 each on 2 September 2004.

The total number of shares held by Y.A.M. Dato' Seri Syed Anwar Jamalullail* after the disposal is 109,000 shares.

*Y.A.M. Dato' Seri Syed Anwar Jamalullail's name as per his Identity Card is Syed Zainol Anwar.

This announcement is dated 8 September 2004.

APPENDIX E

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-040817-36500**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/08/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**13/08/2004**

Name & address of registered holder

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the disposal are:-

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 9,103,400 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 92,104,900 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 11,063,500 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,460,500 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,286,500 ordinary shares of RM0.10 each in Maxis

HSBC Malaysia Berhad
in respect of 178,500 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Number of securities disposed	:	**4,857,800**
Price Transacted (RM)	:	

Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Disposal of Maxis shares by registered holders of Maxis shares over which CGC has a deemed interest**
Nature of interest	:	**Deemed interest**
Date of notice	:	**16/08/2004**

Remarks

As at the date of the Notice following the disposal of 4,857,800 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which CGC has a deemed interest is 118,320,300 Maxis Shares representing 4.80% of the issued and paid-up share capital of Maxis.

APPENDIX F

Entitlements (Notice of Book Closure)
Reference No **MC-040825-56665**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/08/2004**

EX-date :**13/09/2004**
Entitlement date :**15/09/2004**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Second interim dividend**
Entitlement description:
Interim dividend of 6.94 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
For year ending/Period ending/ended :**31/12/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
(formerly known as Malaysian Share Registration Services Sdn. Bhd.)
Level 26, Menara Multi Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**05/10/2004**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/09/2004**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.0694**
Remarks

082-34780

LISTING'S CIRCULAR NO. L/Q : 26713 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **01/09/2004**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

An interim dividend of 6.94 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [13 September 2004]

2) The last date of lodgement : [15 September 2004]

3) Date Payable : [5 October 2004]

APPENDIX G

General Announcement
Reference No **MC-040825-62622**

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **25/08/2004**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("MAXIS")**
Second Quarter Results for the Financial Period ending 31 December 2004

Contents :
Please find below Maxis' Press Release on its Second Quarter Results for the financial period ending 31 December 2004

MAXIS REPORTS ROBUST PROFIT GROWTH

PAT up 52%, new products fuels mobile data expansion, building momentum for future growth

Kuala Lumpur, 25 August 2004: Maxis Communications Berhad and its subsidiaries ("Maxis") continued to register robust growth for the first half of the year ended 30 June 2004, with profit before tax ("PBT") jumping 61% to RM1.132 billion compared to the first half of 2003 and profit after tax ("PAT") soaring 52% to RM788 million, on the back of strong underlying fundamentals.

Revenue for the first six months was up by 27% to RM2.729 billion. Propelled by higher revenue, economies of scale, continuing cost management initiatives and write-backs, EBITDA rose significantly by 48% to RM1.586 billion bringing EBITDA margin to 58.1%.

In addition, for the quarter ended 30 June 2004, Maxis recorded its highest PBT of RM631 million in a single quarter since it commenced operations in 1995.

Maxis also added 244,000 new net subscribers during the second quarter of this year, capturing the majority share of net subscriber additions, bringing the total to 5.12 million. Its customer base mainly comprises quality subscribers with blended average revenue per user (ARPU) - higher than the industry average.

"We are pleased to have achieved a major milestone, passing the 5 million customer mark," said Maxis Chairman Datuk Megat Zaharuddin Megat Mohd Nor. "This is a reflection of the value our customers see in Maxis to provide them with the necessary expertise to meet their telecommunication needs."

Chief Executive Officer, Dato' Jamaludin Ibrahim, concurred. "Our continuously strong financials are an indication of our consistent focus on profitable growth," he said. "More importantly, our future growth and retention strategies are showing results."

"These strategies include our aggressive launch of new products and services – more launched in the first half of 2004 than the whole of 2003 – boosting traffic volume and penetration into new market segments," he explained.

Some of the products and services Maxis launched this year were video streaming, location-based service 'Friend Finder', "Traffic Check", enterprise Short Message Service ("SMS") services, next generation ringtones and mobile office applications.

Year To Date 2004 versus Year To Date 2003

Revenue increased by RM577 million from RM2.152 billion recorded in the corresponding period of the preceding year to RM2.729.

Mobile data revenue rose to RM354 million, accounting for 14% of total mobile revenue, compared to 11% recorded in the corresponding period. The increase was driven primarily by an 80% growth in the volume of billable SMS messages, from 1.133 billion to 2.043 billion.

EBITDA rose significantly by RM512 million, from RM1.074 billion to RM1.586 billion. EBITDA margin improved to 58.1% from 49.9% recorded in the corresponding period as a result of strong revenue.

Postpaid minutes of usage ("MOU") remained steady but ARPU declined RM7 to RM160, partly due to tariff reductions. Prepaid ARPU dropped slightly by RM3 to RM61 owing to lower MOU compared to the corresponding period.

Second Quarter 2004 versus First Quarter 2004

Revenue increased by 2% despite the typical seasonal nature of the second quarter versus the first quarter. Revenue rose by RM27 million from the previous quarter to RM1.378 billion, due to strong subscriber growth and increased usage revenue. Mobile data revenue contributed 14% of total mobile revenue. It grew by 3% to RM180 million this quarter, fuelled by growth in mobile data content and an increase in SMS volume.

EBITDA increased by 12% or RM88 million to RM837 million in the second quarter bringing EBITDA margin to 60.7%. After adjusting for write-backs and other one-off items, the underlying EBITDA stood at RM752 million, resulting in an adjusted EBITDA margin of 54.5%.

PBT increased by 26% or RM501 million in the previous quarter to RM631 million and PAT rose by 42% or RM326 million to RM462 million this quarter.

Postpaid ARPU declined marginally by RM1 to RM160 and prepaid ARPU was RM3 lower, at RM60 this quarter owing to the typical seasonal nature of second quarter and lower MOU.

Commentary

Based on its results, Megat said that Maxis expects to continue to lead the market and show strong financial performance. Reiterating the company's focus on profitable growth, he said that this was consistent with shareholders' expectations.

Jamaludin elaborated, "Our strategies for future growth are already showing results. For one, the growth in mobile data revenue over the last two years has been phenomenal. Year on year, revenue for mobile data is up 57% for the first half of this year compared to the corresponding period last year. We recognise mobile data as a growth driver for the future and are focused on developing and promoting new products to drive usage."

He said that the mobile data revenue had increased significantly with a sizeable share garnered not just from simple SMS but also from news and information alerts, participative TV shows and other GPRS services that include downloads, enhanced games and picture messaging.

"In fact, GPRS subscribers grew 17-fold within a year - from 23,000 to 393,000 at the end of June 2004. This is the trend, and we are laying the groundwork for future growth," he added.

Jamaludin also reiterated Maxis' focus on customer retention, saying, "We recognise the value of our existing customers and will continue to develop programmes to retain and reward loyal subscribers."

Financial Results
Reference No **MC-040825-59678**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/08/2004**
Quarterly report for the financial period ended	:	**30/06/2004**
Quarter	:	**2**
Financial Year End	:	**31/12/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 2Q04.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/06/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2004	30/06/2003	30/06/2004	30/06/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,378,000	1,105,000	2,729,000	2,152,000
2	Profit/(loss) before tax	631,000	316,000	1,132,000	704,000
3	Profit/(loss) after tax and minority interest	462,000	229,000	788,000	518,000
4	Net profit/(loss) for the period	462,000	229,000	788,000	518,000
5	Basic earnings/ (loss) per shares (sen)	18.80	9.30	32.00	21.10
6	Dividend per share (sen)	6.94	0.00	13.88	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share	1.4300	1.3300

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors have declared a second gross interim dividend of 6.94 sen per ordinary share less Malaysian income tax at 28% (2003 : Nil) in respect of the financial year ending 31 December 2004 and will be paid on 5 October 2004. The entitlement date for the dividend payment is 15 September 2004.

maxis®

MAXIS COMMUNICATIONS BERHAD

(158400 – V)

INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2004

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter and half year ended 30 June 2004 which should be read in conjunction with the audited annual financial statements for the financial year ended 31 December 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/6/2004	QUARTER ENDED 30/6/2003	+ -	**PERIOD ENDED 30/6/2004**	PERIOD ENDED 30/6/2003	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,378**	1,105	+25	**2,729**	2,152	+27
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(269)**	(323)		**(642)**	(594)	
Gross profit		**1,109**	782	+42	**2,087**	1,558	+34
Other operating income (*)		**1**	-		**2**	-	
Administrative expenses		**(255)**	(255)		**(509)**	(480)	
Network operation costs		**(235)**	(182)		**(446)**	(336)	
Other operating expenses		**(3)**	(7)		**(5)**	(14)	
Profit from operations	8	**617**	338	+83	**1,129**	728	+55
Finance cost		**(5)**	(5)		**(16)**	(7)	
Integration cost (**)		**19**	(17)		**19**	(17)	
Profit before taxation		**631**	316	+100	**1,132**	704	+61
Taxation	18	**(169)**	(87)		**(344)**	(186)	
Profit after taxation		**462**	229	+102	**788**	518	+52
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**18.8**	9.3		**32.0**	21.1	
- Diluted	26	**18.6**	9.3		**31.7**	21.0	

Note:

(*) The interest income which was previously shown under the line item "Other operating income", has now been netted off against interest expense under the line item "Finance cost". As such, the corresponding comparatives have been restated to be on a comparable basis.

(**) Write-back of integration cost arising from lower actual costs as compared to estimates.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/6/2004 (Unaudited) RM' m	AS AT 31/12/2003 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**4,014**	3,935
Intangible assets		**1,225**	1,292
Deferred tax asset		**489**	828
		5,728	6,055
CURRENT ASSETS			
Inventories		**119**	165
Debtors		**605**	661
Deposits with licensed banks		**1,675**	1,013
Cash and bank balances		**42**	55
		2,441	1,894
CURRENT LIABILITIES			
Provisions for liabilities and charges		**91**	142
Creditors		**1,915**	2,185
Borrowings (interest bearing)	22	**152**	115
Taxation		**29**	20
Dividends payable		**369**	-
		2,556	2,462
NET CURRENT LIABILITIES		**(115)**	(568)
NON-CURRENT LIABILITIES			
Creditors		**333**	316
Borrowings (secured and interest bearing)	22	**532**	608
Deferred tax liability		**13**	12
		878	936
		4,735	4,551
CAPITAL AND RESERVES			
Share capital		**246**	246
Non-distributable reserves		**3,306**	3,295
Proposed dividend reserve		**-**	492
Retained earnings		**1,183**	518
		4,735	4,551
NET TANGIBLE ASSETS PER SHARE (RM)		**1.43**	1.33

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable		Distributable		
Period ended 30/6/2004	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Retained earnings**	**Total**
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2004	2,458	246	3,294	1	492	518	4,551
Movements for the period							
Issue of ordinary shares:							
- 2,391,000 ordinary shares pursuant to the ESOS[1]	2	-(*)	11	-	-	-	11
Profit after taxation for the 6 month period	-	-	-	-	-	788	788
Interim dividend for the financial year ended 31/12/2003	-	-	-	-	(246)	-	(246)
Final dividend for the financial year ended 31/12/2003	-	-	-	-	(246)	-	(246)
First interim dividend for the financial year ending. 31/12/2004	-	-	-	-	-	(123)	(123)
Balance as at 30/6/2004	2,460	246	3,305	1	-	1,183	4,735

(*) Denotes an amount of RM0.2 million

	Issued and fully paid		Non-distributable				
Period ended 30/6/2003	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Accumulated losses**	**Total**
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2003	2,451	245	3,265	1	368	(831)	3,048
Movements for the period							
Profit after taxation for the 6 month period	-	-	-	-	-	518	518
Interim dividend for the financial year ended 31/12/2002	-	-	-	-	(147)	-	(147)
Final dividend for the financial year ended 31/12/2002	-	-	-	-	(221)	-	(221)
Balance as at 30/6/2003	2,451	245	3,265	1	-	(313)	3,198

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS").

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER PERIOD ENDED 30/6/2004	PERIOD ENDED 30/6/2003
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		**788**	518
Adjustments for:			
Depreciation of property, plant and equipment		**391**	326
Interest income		**(21)**	(23)
Interest expense		**37**	30
Taxation	18	**344**	186
Allowance/(write-back of allowance) for:			
- inventories' obsolescence		**39**	1
- doubtful debts		**(22)**	7
Bad debts written off		**31**	14
Amortisation of intangible assets		**67**	21
Provision/(write-back of provision) for:			
- staff incentive scheme		**7**	3
- legal claims and network construction costs		**(1)**	(5)
- site rectification works		**(28)**	-
		844	560
Operating profit before changes in working capital		**1,632**	1,078
Changes in working capital		**(183)**	(399)
Cash generated from operations		**1,449**	679
Interest received		**21**	23
Taxation paid		**(2)**	(125)
Payments under staff incentive scheme		**(24)**	(21)
Payments under site rectification works		**(6)**	-
Net cash flow from operating activities		**1,438**	556
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash flow on acquisition of a subsidiary		**-**	(1,333)
Purchase of property, plant and equipment		**(470)**	(325)
Part payment of the 3G spectrum assignment licence fees		**(8)**	(10)
Net cash flow from investing activities		**(478)**	(1,668)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/6/2004	PERIOD ENDED 30/6/2003
	RM' m	RM' m
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	**-**	(4)
Repayment of promissory notes	**-**	(14)
Repayment of syndicated loans	**(38)**	-
Proceeds from issuance of shares	**11**	-
Dividends paid	**(246)**	(147)
Interest paid	**(37)**	(30)
Net cash flow from financing activities	**(310)**	(195)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	(1,307)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**1,067**	1,850
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**1,717**	543

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the MASB Standard 26 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Listing Requirements of Bursa Malaysia

and should be read in conjunction with the Group's annual financial statements for the financial year ended 31 December 2003. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 December 2003.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year except as disclosed in Note 15 of the explanatory notes.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM THE SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	829	4	2,391	11

7. DIVIDENDS PAID

During the quarter, an interim dividend of 10.0 sen per ordinary share, tax exempt, amounting to RM245,766,100 in respect of the financial year ended 31 December 2003, was paid on 14 April 2004.

Subsequent to the quarter under review, a final dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM245,766,100 in respect of the financial year ended 31 December 2003, was paid on 21 July 2004.

In addition, interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM122,923,878 in respect of the financial year ending 31 December 2004, was paid on 28 July 2004.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed and internet and internet application services, and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

The segment information for the quarter ended 30 June 2004 reflects a realignment of assets supporting the mobile and fixed line business segments. This is the result of the internal reorganisation implemented by the Group in the fourth quarter ended 31 December 2003. In line with this, the use of certain assets were reorganised to realise network operation efficiencies as well as to reflect the current network utilisation. Consequently, the inter-segment revenue previously recognised by the fixed line business segment has ceased.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2004	QUARTER ENDED 30/6/2003	**PERIOD ENDED 30/6/2004**	PERIOD ENDED 30/6/2003
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
External revenue	**1,299**	1,030	**2,570**	2,007
Inter-segment revenue	**11**	11	**23**	17
	1,310	1,041	**2,593**	2,024
Fixed and internet and internet application services				
External revenue	**44**	31	**86**	60
Inter-segment revenue	**7**	99	**15**	184
	51	130	**101**	244
International gateway services				
External revenue	**35**	44	**73**	85
Inter-segment revenue	**50**	22	**93**	44
	85	66	**166**	129
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**24**	-	**48**	-
	24	-	**48**	-
Total reportable segments	**1,470**	1,237	**2,908**	2,397
Eliminations	**(92)**	(132)	**(179)**	(245)
Total Group Revenue	**1,378**	1,105	**2,729**	2,152

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2004	QUARTER ENDED 30/6/2003	**PERIOD ENDED 30/6/2004**	PERIOD ENDED 30/6/2003
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services	**601**	257	**1,107**	628
Fixed and internet and internet application services	**(4)**	71	**(10)**	126
International gateway services	**21**	(1)	**42**	(2)
Other operations	**(1)**	11	**(9)**	(3)
Eliminations	**-**	-	**(1)**	(21)
Profit from operations	**617**	338	**1,129**	728
Finance cost	**(5)**	(5)	**(16)**	(7)
Integration cost	**19**	(17)	**19**	(17)
Profit before taxation	**631**	316	**1,132**	704
Taxation	**(169)**	(87)	**(344)**	(186)
Profit after taxation	**462**	229	**788**	518

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 30 June 2004.

(b) Investment properties

There were no investment properties during the quarter and as at 30 June 2004.

10. MATERIAL SUBSEQUENT EVENTS

There were no material subsequent events as at 18 August 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited annual financial statements for the financial year ended 31 December 2003, there has been no significant change in the composition of the Group in the current quarter.

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 18 August 2004 were as follows:

	Company RM' m
Guarantees given to financial institutions for borrowing facilities granted to a subsidiary	684
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	11
- Others	25
	36
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commissions	50

(b) Contingent assets

There were no contingent assets as at 18 August 2004.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 30 June 2004 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	342
- not contracted for	1,199
	1,541

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under MASB Standard 8 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group. The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/6/2004	BALANCES DUE FROM/(TO) AS AT 30/6/2004
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	4	4
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	12	-
- Binariang Satellite Systems Sdn. Bhd. (transponder lease rental)	11	(6)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	16	(8)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2004 versus 1st Quarter 2004)

Financial indicators (RM'm)	2nd Quarter 2004	1st Quarter 2004	Variance	% Variance
Revenue	**1,378**	1,351	**27**	**2%**
EBITDA	**837**	749	**88**	**12%**
EBITDA margin (%)	**60.7**	55.4	**5.3**	**-**
Profit before taxation ("PBT")	**631**	501	**130**	**26%**
Profit after taxation ("PAT")	**462**	326	**136**	**42%**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,244**	1,218	**26**	**2%**
- Prepaid	**3,878**	3,660	**218**	**6%**
- Total	**5,122**	4,878	**244**	**5%**
ARPU (RM)				
- Postpaid	**160**	161	**(1)**	**(1%)**
- Prepaid	**60**	63	**(3)**	**(5%)**
Monthly MOUs (minutes)				
- Postpaid	**449**	431	**18**	**4%**
- Prepaid	**136**	145	**(9)**	**(6%)**
Data revenue (RM' m)	**180**	174	**6**	**3%**
SMS messages (' m)	**1,050**	993	**57**	**6%**

The Group added 244,000 subscribers this quarter, maintaining its market leadership position in an increasingly competitive environment. Total subscriber base stood at 5.122 million, representing 41.4% market share of subscribers. The continuing focus on cost management, scale efficiency and margin enhancement delivered an underlying EBITDA margin of 54.5% (1Q04 : 53.4%).

In the quarter under review, the Group benefited from targeted marketing campaigns and the launch of value added products and services to acquire and retain subscribers.

Revenue grew to RM1,378 million or 46% of total mobile industry revenue; an increase of RM27 million or 2% from the preceding quarter, reflecting strong subscriber growth and increased usage. Mobile data revenue contributed 14% of total mobile revenue. Data revenue grew by 3% to RM180 million propelled by a 6% growth in SMS volume on the back of new tariff plans.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (2nd Quarter 2004 versus 1st Quarter 2004) (Continued)

EBITDA increased 12% or RM88 million to RM837 million. The EBITDA margin recorded of 60.7% reflects largely the reversal of Universal Service Obligation provision of RM106 million no longer required; whereas underlying EBITDA margin from continuing operations stood at 54.5%.

PBT increased 26% to RM631 million this quarter compared to the previous quarter of RM501 million. At the PAT level, it grew 42% from the previous quarter's RM326 million to RM462 million this quarter.

Postpaid ARPU, however, declined RM1 to RM160, despite MOU remaining steady, partly due to the impact of tariff changes. Prepaid ARPU was RM3 lower to RM60 this quarter as a consequence of 9 minutes lower MOU compared to the preceding quarter. This is in line with the Group's expectations as the customer base expands.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2004 versus YTD 2003)

Financial indicators (RM'm)	YTD 2004	YTD 2003	Variance	% Variance
Revenue	**2,729**	2,152	**577**	**27%**
EBITDA	**1,586**	1,074	**512**	**48%**
EBITDA Margin (%)	**58.1**	49.9	**8.2**	**-**
Profit before taxation ("PBT")	**1,132**	704	**428**	**61%**
Profit after taxation ("PAT")	**788**	518	**270**	**52%**
<u>Operational indicators</u>				
Net subscribers (' 000)				
- Postpaid	**1,244**	1,199	**45**	**4%**
- Prepaid	**3,878**	2,668	**1,210**	**45%**
- Total	**5,122**	3,867	**1,255**	**32%**
ARPU (RM)				
- Postpaid	**160**	167	**(7)**	**(4%)**
- Prepaid	**61**	64	**(3)**	**(5%)**
Monthly MOUs (minutes)				
- Postpaid	**440**	438	**2**	**-**
- Prepaid	**141**	163	**(22)**	**(13%)**
Data revenue (RM' m)	**354**	226	**128**	**57%**
SMS messages (' m)	**2,043**	1,133	**910**	**80%**

The Group's net subscriber base increased by 1.255 million to end the period at 5.122 million net subscribers. This represents an increase in market share from 39.2% to 41.4% this period with the Group maintaining its market leadership position. EBITDA margin was 58.1% this period compared to 49.9% in the preceding period. With the continuing focus on cost management, scale efficiency and margin enhancement, an underlying EBITDA margin of 54.0% (1H03 : 49.9%) was achieved.

Revenue for the first half year increased 27% to RM2,729 million compared to the same period in the preceding year driven largely by the robust growth of net subscribers and increased usage due to the launch of more new products and services. During the current six month period more new products and services were launched than the whole of 2003.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2004 versus YTD 2003) (Continued)

Mobile data revenue grew 57% primarily driven by an 80% growth in the volume of billable SMS from 1,133 million to 2,043 million. Mobile data revenue as a percentage of mobile revenue grew 3% to end the period at 14%.

EBITDA grew significantly from RM1,074 million to RM1,586 million, a 48% increase and EBITDA margin was 58.1% as a result of higher revenues from an expanding subscriber base coupled with a lower cost structure and cost efficiencies achieved. The underlying EBITDA margin from continuing operations recorded a 54.0% margin, an overall improvement over the corresponding period's 49.9% margin.

PBT and PAT ended at RM1,132 million and RM788 million, an increase of 61% and 52% respectively compared to the corresponding period.

Postpaid ARPU, however, declined RM7 to RM160, despite MOU remaining steady, partly due to effects of tariff changes. Prepaid ARPU was RM3 lower at RM61 as a consequence of 22 minutes lower MOU compared to the corresponding period. In line with the Group's strategy to expand its customer base, the new subscribers are from the lower usage prepaid segment and accordingly ARPU and MOU are impacted.

16. CURRENT YEAR PROSPECTS

The Group has strategies in place to maintain its lead in an increasingly competitive environment and will also continue to focus its efforts on achieving further cost reductions. The Group will continue to evaluate opportunities for strategic investment and long term growth.

Barring unforeseen circumstances, the Board of Directors expects the performance of the Group for the current financial year to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/6/2004	QUARTER ENDED 30/6/2003	**PERIOD ENDED 30/6/2004**	PERIOD ENDED 30/6/2003
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current tax	**1**	87	**4**	183
Deferred tax	**168**	-	**340**	3
	169	87	**344**	186

The tax charge for the current quarter mainly represents the utilisation of deferred tax assets against taxable profits in two subsidiaries.

18. TAXATION (Continued)

The Group's effective tax rate for the current quarter was lower than the statutory tax rate due to the tax effect of the reversal of certain provisions.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. (A) STATUS OF CORPORATE PROPOSALS ANNOUNCED

(i) Grant of an option to MEASAT Broadcast Network Systems Sdn Bhd ("MBNS")

On 29 September 2003, Maxis' shareholders had approved Maxis to take such steps as shall be within its power to approve and cause Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis, to grant an option to MBNS to subscribe for ordinary shares in AWT, as would represent up to 25% of the enlarged share capital of AWT at par value of RM1.00 each ("Option").

MBNS' affiliate, MBNS Multimedia Technologies Sdn Bhd ("MMT"), had on 25 May 2004 exercised the Option granted by AWT and pursuant thereto, MMT intends to subscribe for 833,334 ordinary shares of RM1.00 each ("Option Shares"), representing 25% of the enlarged issued and paid-up share capital of AWT at the total subscription price of RM833,334.00 which will be paid in cash by MMT on or before 60 days from 25 May 2004 ("Completion Date").

The Company had announced on 26 July 2004 that AWT and MMT have on 23 July 2004 agreed to extend the Completion Date for a further period of 30 days from 24 July 2004 to 23 August 2004 for the subscription of the Option Shares and the finalisation of the terms of the shareholders' agreement and business plan.

(ii) Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap")

The Company announced previously that a related party transaction was entered into by Maxis Multimedia, a wholly-owned subsidiary of the Company, and Mavcap via a Memorandum of Understanding dated 11 June 2003, to collaborate in developing a community of local mobile content and application partners. The formalisation of the collaboration framework is expected to be completed by third quarter of 2004.

Save as disclosed above, there are no other disclosures that are required to be made as at 18 August 2004.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

22. BORROWINGS

The borrowing as at 30 June 2004 was as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Syndicated loan [1]	152	532	684

Note

[1] The original syndicated loan of USD200 million (RM760 million) has been fully hedged and it has been paid down to RM684 million. The syndicated loan is secured by way of a legal charge over all the ordinary shares owned by the Company in Maxis Mobile Sdn Bhd ("MM"), a subsidiary, comprising 100% of the total issued and paid up share capital in MM and all other preference shares in MM which may from time to time be issued or allotted to the Company, together with all rights and benefits accruing thereto from time to time. Please refer to Note 23 (2) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 18 August 2004.

(2) Currency hedge

There were no changes in the arrangement entered into by MM, a subsidiary, to fully hedge the USD200 million (RM760 million) loan which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA LISTING REQUIREMENTS UNDER PART A OF APPENDIX 9B

24. CHANGES IN MATERIAL LITIGATION

With reference to the suit commenced by Maxis Sdn Bhd ("MSB") against the Company and six subsidiaries (collectively, "Affected Party") vide Kuala Lumpur High Court Civil Suit No. S6-22-728-2002 as was previously announced and disclosed, MSB had filed an appeal against interim injunction order granted in favour of the Affected Party and the same was fixed for hearing on 27 July 2004. On 27 July 2004, the Court of Appeal gave an Order dismissing the appeal with costs.

Save as provided above and as disclosed in the previous quarterly financial report, there has been no other material change in the status of the reported litigations as at 18 August 2004 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors have declared a second gross interim dividend of 6.94 sen per ordinary share less Malaysian income tax at 28% (2003:Nil) in respect of the financial year ending 31 December 2004 and will be paid on 5 October 2004. The entitlement date for the dividend payment is 15 September 2004.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to the Depositor's securities account before 4.00 pm on 15 September 2004 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/6/2004	QUARTER ENDED 30/6/2003	**PERIOD ENDED 30/6/2004**	PERIOD ENDED 30/6/2003
(1) Basic earnings per share					
Net profit after taxation for basic earnings per share	(RM' m)	**462**	229	**788**	518
Weighted average number of ordinary shares in issue	(' m)	**2,460**	2,451	**2,459**	2,451
Basic earnings per share:	(sen)	**18.8**	9.3	**32.0**	21.1
(2) Diluted earnings per share					
Net profit after taxation for diluted earnings per share	(RM' m)	**462**	229	**788**	518
Weighted average number of ordinary shares in issue	(' m)	**2,460**	2,451	**2,459**	2,451
Adjusted for share options granted	(' m)	**28**	7	**27**	7
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,488**	2,458	**2,486**	2,458
Diluted earnings per share:	(sen)	**18.6**	9.3	**31.7**	21.0

As at 30 June 2004, 64,639,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
25 August 2004
Kuala Lumpur

Companies Act 1965
[Section 54(1)]

2

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **05** day of **August, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	797,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **411,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **384,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **411,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **384,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of August , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,466,305,000** shares of RM0.10 each and the paid-up capital is **RM246,630,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**61,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**190,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**355,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	191,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	797,000

Dated this 16 day of August , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **09** day of **August**, **2004**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	354,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **177,000** shares	-	RM4.36	-
[c]	Amount paid on **5,000** shares	-	RM4.80	-
[c]	Amount paid on **172,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **177,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **172,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,466,659,000** shares of RM0.10 each and the paid-up capital is **RM246,665,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**23,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**137,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**95,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 99,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 354,000

Dated this 16 day of August , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of **August, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	420,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **288,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **130,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **288,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **130,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,467,079,000** shares of RM0.10 each and the paid-up capital is **RM246,707,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**40,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**111,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**192,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	77,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	420,000

Dated this 19 day of August , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **16** day of **August, 2004**.

		Details of Shares		
Shares Allotted		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	398,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **202,000** shares	-	RM4.36	-
[c]	Amount paid on **196,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **202,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **196,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,467,477,000** shares of RM0.10 each and the paid-up capital is **RM246,747,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**24,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**26,000**
	(c)	the number of shares allotted to non-citizens	**17,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**247,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	84,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	398,000

Dated this 20 day of August , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 19 day of **August, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	382,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **235,000** shares	-	RM4.36	-
[c] Amount paid on **147,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **235,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **147,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,467,859,000** shares of RM0.10 each and the paid-up capital is **RM246,785,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**38,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**61,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**200,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	83,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	382,000

Dated this 25 day of August , **2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **August, 2004.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	215,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **131,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **82,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **131,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **82,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of August , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,074,000** shares of RM0.10 each and the paid-up capital is **RM246,807,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **29,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **105,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **12,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	69,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	215,000

Dated this 28 day of August **, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **August, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	163,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **101,000** shares	-	RM4.36	-
[c] Amount paid on **62,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **101,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **62,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of September , **2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,237,000** shares of RM0.10 each and the paid-up capital is **RM246,823,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**44,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**46,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	56,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	163,000

Dated this 06 day of September, **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of **August, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	83,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **50,000** shares	-	RM4.36	-
[c]	Amount paid on **33,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **50,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of September , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,320,000** shares of RM0.10 each and the paid-up capital is **RM246,832,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**26,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	52,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	83,000

Dated this 08 day of September, **2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of **September, 2004**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	305,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **172,000** shares	-	RM4.36	-
[c]	Amount paid on **133,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **172,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **133,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **14** day of **September, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,468,625,000** shares of RM0.10 each and the paid-up capital is **RM246,862,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**36,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**81,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**106,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	82,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	305,000

Dated this 14 day of **September, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000